UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CULLEN AGRICULTURAL HOLDING CORP.
(Name of Issuer)

          Common Stock, $0.0001 par value per share
(Title of Class of Securities)

229894100
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No. : 229894100	Page 2 of 11 Pages

1.	Names of Reporting Persons. MAGNETAR FINANCIAL LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,734,289
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,734,289
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person: IA, OO

SCHEDULE 13G

CUSIP No. : 229894100	Page 3 of 11 Pages

1.	Names of Reporting Persons. MAGNETAR CAPITAL PARTNERS LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,734,289
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,734,289
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person: HC, PN

SCHEDULE 13G

CUSIP No. : 229894100	Page 4 of 11 Pages

1.	Names of Reporting Persons. SUPERNOVA MANAGEMENT LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,734,289
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,734,289
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person: HC, OO

SCHEDULE 13G

CUSIP No. : 229894100	Page 5 of 11 Pages

1.	Names of Reporting Persons. ALEC N. LITOWITZ
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,734,289
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,734,289
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,734,289
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 16.0%
12.	Type of Reporting Person: HC, IN

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Cullen Agricultural Holding Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1431 N Jones Plantation Road, Millen, Georgia  30442

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);

ii)	Magnetar Capital Partners LP (“Magnetar Capital Partners”);

iii)	Supernova Management LLC (“Supernova Management”); and

iv)	Alec N. Litowitz (“Mr. Litowitz”).

This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”) and Hipparchus Master Fund, Ltd, a Cayman Islands exempted company (“HMFL”).  Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.  Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund and HMFL.  In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund and HMFL.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial.  Supernova Management is the general partner of Magnetar Capital Partners.  The manager of Supernova Management is Mr. Litowitz.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).	Citizenship:

i)	Magnetar Financial is a Delaware limited liability company;

ii)	Magnetar Capital Partners is a Delaware limited partnership;

iii)	Supernova Management is a Delaware limited liability company; and

iv)	Mr. Litowitz is a citizen of the United States of America.

Page 7 of 11 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP No.:

229894100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(g) [X] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G).

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2010, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz may be deemed to be the beneficial owner of 3,734,289 Shares upon the exercise of warrants.  This amount consists of 3,295,510 Shares obtainable upon the exercise of warrants held for the account of Magnetar Capital Master Fund and 438,779 Shares obtainable upon the exercise of warrants held for the account of HMFL.

Item 4(b)	Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 16.0% of 23,290,003 total Shares outstanding.  (There were 19,555,714 Shares outstanding as of November 11, 2010, according to the Issuer’s quarterly report on Form 10-Q, filed November 12, 2010. Each of the Reporting Persons may be deemed the beneficial owner of 3,734,289 Shares upon exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 23,290,003 Shares outstanding.)

Item 4(c)	Number of Shares as to which the person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	3,734,289
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	3,734,289

Page 8 of 11 Pages

Item 5.	Ownership of 5 Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Magnetar Capital Master Fund, Magnetar SPC, and certain other funds are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNETAR FINANCIAL LLC

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

February 14, 2011

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cullen Agricultural Holding Corp. dated as of February 14, 2011 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

MAGNETAR FINANCIAL LLC

By:	Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

February 14, 2011